FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

AGREEMENT FOR SALE OF HSBC'S BANKING BUSINESS
IN URUGUAY ENDS

HSBC Latin America Holdings (UK) Ltd ('HSBC'), a wholly-owned subsidiary of HSBC Holdings plc, announces that the agreement for the sale of HSBC's bank in Uruguay to Banco GNB Sudameris has ended.

HSBC is exploring alternative options for the sale of its banking business in Uruguay.

Media enquiries to:
Lyssette Bravo	+ 52 (1) 55 5721 2888	lyssette.bravo@hsbc.com.mx
Donal McCarthy	+ 44 20 7992 1631	donal.mccarthy@hsbc.com

Investor enquiries to:
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,300 offices in 75 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,671bn at 31 December 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 31 March 2014